[VOCALTEC LOGO]


                 VocalTec Announces Second Quarter 2004 Results


HERZLIA, Israel, July 22, 2004 - VocalTec Communications Ltd. (Nasdaq: VOCL), a leading VoIP telecom equipment provider, today reported results for the second quarter ended June 30, 2004.

Revenues for the second quarter of 2004 were $1.9 million, compared with $1.2 million in the first quarter of 2004 and $6.0 million in the second quarter of 2003. According to U.S. GAAP, net loss in the second quarter of 2004 was $3.0 million, or $0.20 per share, compared with net loss of $3.8 million, or $0.29 per share in the first quarter of 2004, and compared with a net loss of $972,000, or $0.08 per share, in the second quarter of 2003.

Gross margin improved in the second quarter of 2004 to 42% from 32% in the first quarter of 2004, reflecting higher product volume and better product margins.

Operating expenses continued to decline to $3.8 million in the second quarter, compared to $4.3 million in the first quarter of 2004 and $4.5 million in the second quarter of 2003. As a result, the operating loss in the second quarter of 2004 declined to $3.0 million from $3.9 million in the first quarter of 2004. The company reported an operating loss of $891,000 in the second quarter of 2003.

"As expected, our results continue to reflect the ongoing transition in our product offering," said Elon Ganor, Chairman and CEO of VocalTec. "We moved aggressively during the first half of this year to expand our Essentra(TM) product suite by making some of the capabilities of the full Essentra solution available as separate, modular products and by adding several new products, such as the Essentra(TM) BAX broadband VoIP access platform. Our goal was to introduce these products to the market early in the second half of the year, and we were able to announce immediate availability of the entire suite in the middle of July. Moti Suess, our Chief Operating Officer, and the entire VocalTec team deserve a lot of credit for this achievement. The feedback so far is positive, and we expect the new Essentra product suite to contribute to improving revenues in the second half of the year."

At the end of the second quarter of 2004, cash, cash equivalents and short-term investments totaled $13.9 million, compared with $17.1 million in the first quarter of 2004. The company's cash use in the second quarter declined to $3.2 million from $4.4 million in the first quarter of 2004, excluding the impact of the private placement which was completed during Q1.

"In addition to introducing a number of new products on schedule, we were able to reduce operating expenses during Q2," said Hugo Goldman, VocalTec's Chief Financial Officer. "This, together with better product gross margins, helped to narrow our loss and limit our cash burn. We are encouraged by our progress and remain focused on our goal making 2005 a profitable year."

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP products for global carriers and local service providers. Our customer base spans more than 100 countries and includes Deutsche Telekom, Data Access, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product Suite is a set of modular, open and highly focused access and core VoIP network products, supporting a wide variety of VoIP-based NGN applications, including voice access, network peering and control, Class-4 long distance, prepaid calling card, rural telephony and hosted enterprise VoIP applications. VocalTec also provides VoIP solutions over fixed wireless broadband infrastructure.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, fluctuations in market demand, product development, profitability and cash usage projections, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For questions or further information, please contact:

Katy Brennan/Dylan Locsin
LNS Communications
Public Relations for VocalTec
Tel: 617-577-9777
kbrennan@LNScom.com
dlocsin@LNScom.com

Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com


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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      All data in thousands of U.S. dollars


                                                         Three months ended                         Six months ended
                                                               June 30                                  June 30
                                                  ---------------------------------         --------------------------------
                                                       2004              2003                    2004             2003
                                                  ---------------  ----------------         ---------------  ---------------
                                                              Unaudited                                Unaudited
Sales
   Products                                                 1,332             4,985                   1,917           10,660
   Services                                                   548             1,018                   1,207            1,503
                                                  ---------------  ----------------         ---------------  ---------------
                                                            1,880             6,003                   3,124           12,163
                                                  ---------------  ----------------         ---------------  ---------------

Cost of Sales
   Products                                                   691             2,137                   1,107            4,812
   Services                                                   397               271                     830              518
                                                  ---------------  ----------------         ---------------  ---------------
                                                            1,088             2,408                   1,937            5,330
                                                  ---------------  ----------------         ---------------  ---------------
       Gross Profit                                           792             3,595                   1,187            6,833
                                                  ---------------  ----------------         ---------------  ---------------
Operating Expenses:
  Research and development, net                             1,101               994                   2,325            2,094
  Marketing and selling                                     1,924             2,572                   4,180            5,112
  General and administrative                                  776               920                   1,571            1,763
                                                  ---------------  ----------------         ---------------  ---------------
      Total Operating Expenses                              3,801             4,486                   8,076            8,969
                                                  ---------------  ----------------         ---------------  ---------------

      Operating loss                                      (3,009)             (891)                 (6,889)          (2,136)
                                                  ---------------  ----------------         ---------------  ---------------

Other income, net                                              34                37                      34               56
Financial income (expenses), net                               17             (109)                     121            (167)
                                                  ---------------  ----------------         ---------------  ---------------


  Loss from continuing operations before
income taxes                                              (2,958)             (963)                 (6,734)          (2,247)
Income taxes                                                 (34)               (9)                    (64)             (19)
                                                  ---------------  ----------------         ---------------  ---------------
     Net Loss                                             (2,992)             (972)                 (6,798)          (2,266)
                                                  ===============  ================         ===============  ===============

Basic net Loss per ordinary share:
                                                  ---------------  ----------------         ---------------  ---------------
     Basic net Loss                                        (0.20)            (0.08)                  (0.49)           (0.19)
                                                  ===============  ================         ===============  ===============

Weighted average number of ordinary shares
used in computing loss per share amounts
(in thousands)                                             15,005            12,174                  14,014           12,151
                                                  ===============  ================         ===============  ===============

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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)


                                                      June 30        December 31
                                                       2004              2003
                                                  ---------------  ----------------
                                                     Unaudited         Audited


Current Assets
  Cash, cash equivalents and short term
  Investments                                              13,928            12,150
  Trade receivables, net                                      830             1,535
  Other receivables                                         1,026               872
  Inventories                                               1,770             1,481
                                                  ---------------  ----------------
       Total Current Assets                                17,554            16,038
                                                  ---------------  ----------------

Severance pay funds                                         2,147             2,107
                                                  ---------------  ----------------

Equipment, Net                                              1,320             1,496
                                                  ---------------  ----------------

                   Total Assets                            21,021            19,641
                                                  ===============  ================



Current Liabilities
  Trade payables                                            1,883             2,423
  Accrued expenses and other liabilities                    3,925             4,071
  Deferred revenues                                         1,093             1,505
                                                  ---------------  ----------------
                                                            6,901             7,999
                                                  ---------------  ----------------

Long Term Liabilities
   Accrued severance pay                                    3,064             3,104
                                                  ---------------  ----------------
                                                            3,064             3,104
                                                  ---------------  ----------------

          Total Liabilities                                 9,965            11,103
                                                  ---------------  ----------------
Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 15,022,085
as of June 30, 2004 and 12,445,299 as of
December 31, 2003                                              42                37
   Additional paid-in capital                             106,864            97,553
   Accumulated deficit                                   (95,850)          (89,052)
                                                  ---------------  ----------------
        Total Shareholders' Equity                         11,056             8,538
                                                  ---------------  ----------------

     Total liabilities and shareholders' equity            21,021            19,641
                                                  ===============  ================
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